

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Louis Salamone
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street , Suite 650
Akron , Ohio 44305

  Re: Babcock & Wilcox Enterprises, Inc.
    Form 10-K for the Year Ended Ended December 31, 2020
    Filed March 8, 2021
    File No. 001-36876

Dear Mr. Salamone:

  We issued comments to you on the above captioned filing on November 15, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 20, 2021.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202) 551-3629 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing